Filed by Three Rivers Bancorp, Inc.

                            Pursuant to Rule 425 under the Securites Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                     Subject Company: Three Rivers Bancorp, Inc.
                                                  Commission File No.  333-90970

                            Date: September 12, 2002

The following press release was issued by Three Rivers Bancorp, Inc. on September 12, 2002:

MONROEVILLE, Pennsylvania, September 12, 2002 -- Three Rivers Bancorp, Inc. (Nasdaq: TRBC) announces that at a special meeting of its shareholders held this afternoon, the shareholders approved, by an affirmative vote of 98% of the shares represented at the meeting, the Agreement and Plan of Merger dated May 7, 2002 between Three Rivers Bancorp and Sky Financial Group, Inc. (Nasdaq: SKYF), pursuant to which Three Rivers Bancorp will merge with and into Sky Financial. Subject to satisfaction of the other conditions to closing, the merger is expected to be consummated on October 1, 2002.

Each Three Rivers shareholder may elect the form of merger consideration to be received for such shareholder's shares of Three Rivers common stock. Each Three Rivers shareholder has the option to elect to receive (1) cash at the rate of $18.27 per share of Three Rivers common stock owned, (2) Sky Financial common stock at the fixed exchange rate of .80 shares of Sky Financial common stock for each share of Three Rivers common stock owned, or (3) a combination of cash for 25% of such shareholder's Three Rivers shares and Sky Financial common stock for 75% of such shareholder's Three Rivers shares at the same exchange rates for cash and stock described above. However, a shareholder's ability to receive all cash or all Sky Financial common stock may be limited because 25% the total merger consideration will be paid in cash and 75% of the total merger consideration will be in the form of Sky Financial common stock. The deadline for submitting completed election forms is September 20, 2002.

Three Rivers Bancorp is the bank holding company for Three Rivers Bank and Trust Company, which operates through 25 locations in Allegheny, Washington, and Westmoreland Counties in western Pennsylvania. Three Rivers Bank also operates 25 ATMs that are affiliated with a regional and national ATM network.

Sky Financial is a diversified financial holding company headquartered in Bowling Green, Ohio. Sky Financial operates over 200 financial centers and over 200 ATMs serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. The company's related financial service affiliates include Sky Bank, Sky Trust, Sky Financial Solutions, Sky Access, Celaris Group, Picton Cavanaugh and Meyer & Eckenrode Insurance Group. Sky is located on the web at www.skyfi.com.

                             Additional Information

In connection with the proposed merger of Three Rivers Bancorp, Inc. ("Three Rivers") with Sky Financial Group, Inc. ("Sky"), Sky has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a joint proxy statement/prospectus constituting a part thereof. The definitive joint proxy statement/prospectus was first mailed to Three Rivers shareholders on or about August 1, 2002. Investors are urged to read the registration statement, as well as the definitive proxy statement/prospectus and any other relevant documents filed with the SEC, because they will contain important information on the proposed transaction. Investors may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Sky and Three Rivers with respect to the proposed transaction may be obtained free of charge by requesting them in writing from Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402, Attention: W. Granger Souder, Jr., Corporate Secretary (tel.: (419) 327-6300), or Three Rivers Bancorp, Inc., 2681 Mosside Boulevard, Monroeville, Pennsylvania 15146, Attention: Donna L. Kustra, Corporate Secretary (tel.: (412) 666-8063).

Three Rivers and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed transaction. Information about such directors and executive officers and their ownership of Three Rivers stock is set forth in the definitive proxy statement/prospectus that was first mailed to Three Rivers shareholders on or about August 1, 2002.

Except for the historical and present factual information contained herein, the matters set forth in this filing, including, without limitation, statements as to the future financial and operating results, benefits and synergies of the proposed transaction, accounting treatment of the proposed transaction, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private
Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the proposed transaction, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in Three Rivers' reports filed with the SEC. Three Rivers undertakes no obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.